58069

ARTICLES OF AMENDMENT

TO

THE ARTICLES OF INCORPORATION

OF

AUTUMN DAY, INC.

Feb 7th 78

MK $500.00

Pursuant to the provisions of Section 16-10-57 of the Utah Business Corporation Act, the undersigned Corporation adopts the following Articles of Amendment to the Articles of Incorporation:

I.

The name of the corporation is:

ENERGY CORPORATION INTERNATIONAL

II.

The following amendment to the Articles of Incorporation have been adopted by the stockholders of the Corporation in the manner prescribed by the Utah Business Corporation Act:

1. Paragraph I of the Articles of Incorporation of the Corporation is amended to read as follows:

"I.

"The name of the Corporation is ENERGY CORPORATION INTERNATIONAL."

2. Paragraph III of the Articles of Incorporation of this Corporation be amended to add the following paragraph:

"III.

"To purchase, lease, locate, sublease or otherwise acquire mines, coal properties, mining claims, mining rights and lands and any interest therein, and explore, work, exercise, develop and turn to account the same to quarry, mine, smelt, refine, dress, amalgamate, tipple, wash and process, and prepare for market, coal, coal products, ore, metal, and mineral substances of all kinds, and to carry on any other operations or business which may seem necessary, convenient, or incidental to any of the objects of the company; to buy sell, manufacture, and deal in coal, minerals, plants, machinery, implements, conveniences, provisions and things capable of being used in connection with the mining or other operations of this corporation or required by workmen and others employed by the company; to construct, carry out, maintain, improve, manage, work, control and superintend any roads, ways, railways,

bridges, settlement ponds, reservoirs, water courses, acquaducts, drainage works, wharves, furnaces, mills tipples, crushing works, hydraulic works, factories warehouses, and other works and conveniences which may seem necessary, convenient, or incidental to any object of the company and to contribute, subsidize, or otherwise aid or take part in any such operations."

3. Paragraph IV of the Articles of Incorporation of this Corporation is amended to read as follows:

"IV.

"The aggregate number of shares which the Corporation shall have authority to issue is fifty million shares (50,000,000) of common stock at $1.50 par value per share, subject to any change of classes of stock into the series of priorities as designated by the Board of Directors in the by-laws or by amendment of the Articles of Incorporation pursuant to law. Each share may be voted, the voting will be non-cumulative in any election or vote."

IV.

That said amendments were adopted by the shareholders of AUTUMN DAY, INC. at a shareholders' meeting on November 23, 1977.

V.

The number of shares outstanding and entitled to vote thereon was 1,200,000 shares of common stock.

VI.

The number of shares voting in favor of said amendments to the Articles of Incorporation was 758,001 shares and there were no shares voting in opposition to said amendments.

VII.

Such amendments will require the reissuance of all shares upon notice to the shareholders and will require a change in the par value of the company's shares but will not involve a reclassification or cancellation of existing shares.

VIII.

Such amendments will not effect a change in the stated capital of the company.

Dated this 27 day of January, 1978.

AUTUMN DAY, INC.

Vice President

Assistant Secretary